UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)*

Ampco-Pittsburgh Corporation

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

032037103

(CUSIP Number)

Edward F. Crawford

Trustee

L. W. Van Loan Trust dated September 8, 2006

c/o The Crawford Group

6065 Parkland Boulevard

Cleveland, OH 44124

(440) 947-2222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 22, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 032037103

1	NAME OF REPORTING PERSON L. W. Van Loan Trust dated September 8, 2006
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,948,443 (Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,948,443 (Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,948,443 (Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.26% (Item 5)
14	TYPE OF REPORTING PERSON OO

CUSIP No. 032037103

1	NAME OF REPORTING PERSON Edward F. Crawford
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,948,443 (Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,948,443 (Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,948,443 (Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.26% (Item 5)
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON Crawford United Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,948,443 (Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,948,443 (Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,948,443 (Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.26% (Item 5)
14	TYPE OF REPORTING PERSON CO

CUSIP No. 032037103

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 to Statement on Schedule 13D (this “Amendment No. 1”) amends the Statement on Schedule 13D of L. W. Van Loan Trust dated September 8, 2006 and Edward F. Crawford filed with the Securities and Exchange Commission on August 13, 2020 (the “Statement”), in order to reflect the formation of a group with Crawford United Corporation and provide other information required by Schedule 13D. Except as specifically amended by this Amendment No. 1, the Statement remains in full force and effect. Capitalized terms used and not otherwise defined in this Amendment No. 1 shall have the meanings given to them in the Statement.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 is hereby amended and replaced in its entirety with the following:

This Amendment No. 1 is being filed jointly on behalf of (i) L. W. Van Loan Trust dated September 8, 2006, a trust formed under the laws of the state of Ohio (the “Trust”), (ii) Edward F. Crawford, an individual and trustee of the Trust (“Mr. Edward Crawford”) and (iii) Crawford United Corporation, an Ohio corporation (“Crawford United”). The Trust, Mr. Edward Crawford and Crawford United are hereinafter referred to as the “Reporting Persons” and each, individually, as a “Reporting Person.”

Mr. Edward Crawford is a former director of Crawford United and the beneficial owner of approximately 18.0% of its outstanding Class A common shares and approximately 25.6% of its outstanding Class B common shares. From time to time, Mr. Edward Crawford provides his input to the board of directors of Crawford United on matters related to Crawford United’s business, including potential strategic opportunities. Accordingly, the Reporting Persons may be deemed to be acting in concert with one another with respect to the securities of the Issuer beneficially owned by the Reporting Persons.

The business address of the Trust and Mr. Edward Crawford is: c/o The Crawford Group, 6065 Parkland Boulevard, Cleveland, OH 44124. The Trust is engaged in various interests, including investments. The principal employment of Mr. Edward Crawford is as the United States Ambassador to Ireland. Mr. Edward Crawford is a citizen of the United States.

Crawford United’s principal executive office is located at 10514 Dupont Ave, Cleveland, OH 44108 and its telephone number is (216) 243-2614. Crawford United is a holding company, whose portfolio companies include: Air Enterprises, a leader in custom engineered air handling and energy efficient solutions for commercial, industrial and institutional needs; CAD Enterprises, which specializes in precision aerospace manufacturing; Data Genomix, an award-winning startup building marketing technology that brings leading-edge targeting, analytics and machine learning to industries such as political advertising and online recruiting; Federal Hose, a premier supplier of metal, silicone and hydraulic hoses to diverse industries throughout North America; and Marine Products International, which specializes in rubber and plastic marine hose production, primarily for the recreational boating industry worldwide.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Crawford United are set forth on Schedule A hereto and incorporated herein by reference.

During the last five years, none of the Reporting Persons, and, to the knowledge of each of the Reporting Persons, none of the persons named on Schedule A, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13D as Exhibit 1 (which is hereby incorporated by reference), pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and restated, in its entirety, as follows:

The source of the consideration for the Trust’s purchase of the Common Shares reported hereon consisted of personal funds of the Trust. The amount of the funds used by the Trust is described in Item 6.

The source of the consideration for Crawford United’s purchase of the Common Shares reported hereon consisted of working capital of Crawford United. The amount of the funds used by Crawford United is described in Item 6.

ITEM 4. PURPOSE OF THE TRANSACTION

Item 4 is hereby amended and restated, in its entirety, as follows:

The Reporting Persons believe that the Issuer’s Common Shares are undervalued and are an attractive investment, and that ownership of Common Shares may better position Crawford United to explore strategic opportunities involving certain of the Issuer’s businesses.

The Reporting Persons may engage in discussions with the Issuer and Issuer’s management and board of directors, other stockholders of the Issuer and other persons that may relate to governance and board composition, management, operations, business, assets, capitalization, financial condition, strategic plans and the future of the Issuer. The Reporting Persons may also take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D and may discuss such actions with the Issuer and Issuer’s management and the board of directors, other stockholders of the Issuer and other persons.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors and subject to the obligations described herein, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board, price levels of the Common Shares, other investment opportunities available to the Reporting Persons, concentration or performance of other investments of the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, purchasing additional Common Shares or other financial instruments related to the Issuer or selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

In a telephone conversation on June 26, 2020 and in a letter dated July 10, 2020, Crawford United’s CEO communicated to the Issuer’s CFO regarding Crawford United’s interest in exploring strategic opportunities involving Crawford United’s Air Enterprises business and the Issuer’s Air and Liquid Processing segment, including opportunities that could involve a purchase or sale of businesses by either party.

The Issuer conducted a rights offering to shareholders of record as of August 17, 2020 that allowed such shareholders to purchase units (the “Units”) consisting of shares of common stock and Series A warrants to purchase common stock, which expire on August 1, 2025. The Trust exercised its right to purchase 681,999 Units in the rights offering. Upon completion of the rights offering, the Trust was issued an aggregate of 304,444 shares of common stock and Series A warrants to purchase an aggregate of 681,999 shares of common stock at an exercise price of $5.25 per share.

As of the date of this Amendment No. 1, other than as described in this Item 4, the Reporting Persons do not have any plan or proposal which relates to or could result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer’s business or corporate structure;

(g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated, in its entirety, as follows:

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 4 is incorporated herein by reference.

As the Reporting Persons may be deemed to be acting in concert with respect to the securities of the Issuer beneficially owned by the Reporting Persons, the Reporting Persons may be deemed to have beneficial ownership of all securities of the Issuer collectively beneficially owned by the Reporting Persons.

The aggregate number of Shares to which this Schedule 13D relates is 1,948,443 shares of common stock, representing 10.26% of the 18,990,683 shares of common stock currently outstanding. This number of shares outstanding is arrived at by adding the number of outstanding shares reported in the Issuer’s most recently filed Form 10-Q for the quarterly period ended June 30, 2020 (12,800,795) to the number of shares delivered at closing of the rights offering (5,507,889) and the number of shares (681,999) issuable to the Trust upon exercise of the Series A warrants issued to the Trust in the rights offering. If unexercised Series A warrants held by the Trust are excluded from the foregoing calculation, the aggregate number of Shares owned by the Reporting Persons is 1,266,444, representing 6.92% of the outstanding shares of common stock.

The Reporting Persons beneficially own securities as follows:

(A)	The Trust

(a)-(b) See cover pages.

(c) On September 14, 2020, the Trust exercised its right to purchase 681,999 Units in the Issuer’s rights offering. Upon completion of the rights offering, the Trust was issued an aggregate of 304,444 shares of common stock and Series A warrants to purchase an aggregate of 681,999 shares of common stock at an exercise price of $5.25 per share.

(d) Mr. Edward Crawford is the trustee of the Trust and has the power to direct the affairs of the Trust, including the voting and disposition of Common Shares held in the name of the Trust.

(B)	Mr. Edward Crawford

(a)-(b) See cover pages.

(c) Mr. Edward Crawford has made no purchases or sales of Common Shares directly.

(d) Mr. Edward Crawford is the trustee of the Trust and has the power to direct the affairs of the Trust, including the voting and disposition of Common Shares held in the name of the Trust.

(C)	Crawford United

(a)-(b) See cover pages.

(c) Crawford United Corporation made a series of open market purchases utilizing working capital between September 22, 2020 and September 30, 2020, ultimately acquiring an aggregate total of 280,000 common shares at an average price of $3.3903 for an aggregate purchase price of $945,293.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended and restated, in its entirety, as follows:

The information set forth under Items 3, 4 and 5 of this Amendment No. 1 is incorporated herein by reference.

Other than the arrangements and relationships described in the Statement, as amended by this Amendment No. 1, and the Joint Filing Agreement filed as Exhibit 1 to this Amendment No. 1, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

Item 7 is hereby amended and restated, in its entirety as follows:

1	Joint Filing Agreement, dated September 30, 2020

CUSIP No. 032037103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 1, 2020

/s/ Edward F. Crawford
Edward F. Crawford

2006 IRREVOCABLE TRUST OF LAURA W. VAN LOAN FOR THE BENEFIT OF MARY M. CRAWFORD By: Edward F. Crawford, its trustee

By:	/s/ Edward F. Crawford
Name: Edward F. Crawford
Title: Trustee

CRAWFORD UNITED CORPORATION

By:	/s/ Brian E. Powers
Name: Brian E. Powers
Title: President and Chief Executive Officer

SCHEDULE A

Crawford United Corporation

The name, business address, business telephone number, title, present principal occupation or employment and citizenship of each of the directors and executive officers of Crawford United are set forth below.

Directors

Name	Citizenship	Business Address / Business Telephone Number	Present Principal Occupation or Employment
Matthew V. Crawford	United States	c/o Crawford United Corporation 10514 Dupont Ave Cleveland, OH 44108 (216) 243-2614	Chairman and CEO of Park-Ohio Holdings Corporation Director since 2014

Brian E. Powers	United States	c/o Crawford United Corporation 10514 Dupont Ave Cleveland, OH 44108 (216) 243-2614	Chairman, CEO and President of Crawford United Corporation Director and Chairman since 2014

Steven H. Rosen	United States	c/o Crawford United Corporation 10514 Dupont Ave Cleveland, OH 44108 (216) 243-2614	Co-Founder and Co-CEO of Resilience Capital Partners Director since 2012

Kirin M. Smith	United States	c/o Crawford United Corporation 10514 Dupont Ave Cleveland, OH 44108 (216) 243-2614	Managing Partner of Intrinsic Value Capital Director since 2009

Luis E. Jimenez	United States	c/o Crawford United Corporation 10514 Dupont Ave Cleveland, OH 44108 (216) 243-2614	Founder and Managing Member of Madison Sixty Capital LLC Director since 2019

Executive Officers

Name	Citizenship	Business Address / Business Telephone Number	Present Principal Occupation or Employment
Brian E. Powers	United States	c/o Crawford United Corporation 10514 Dupont Ave Cleveland, OH 44108	President and Chief Executive Officer

John P. Daly	United States	c/o Crawford United Corporation 10514 Dupont Ave Cleveland, OH 44108	Chief Financial Officer